SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                                 FIND/SVP, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                  317718302000
                                 (CUSIP Number)

                                Brian P. Friedman
                              Furman Selz SBIC L.P.
                               55 East 52nd Street
                          New York, New York 10055-0002
                                 (212) 409-5600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------             ------------------------------
CUSIP No. 317718302000                            Page  2
-------------------------------------             -----------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Furman Selz SBIC L.P. 13-3756825
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                / / (a)

                                                                / / (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           WC

-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
           NUMBER OF         7    SOLE VOTING POWER
            SHARES
          BENEFICIALLY            798,055 shares of Common Stock
           OWNED BY         ---------------------------------------------------
             EACH
          REPORTING
         PERSON WITH             8    SHARED VOTING POWER

                                 0 shares of Common Stock
                           ----------------------------------------------------
                             9    SOLE DISPOSITIVE POWER

                                  798,055  shares of Common Stock
                           ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0 shares of Common Stock
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          798,055 shares of Common Stock
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------------             ------------------------------
CUSIP No. 317718302000                            Page  3
-------------------------------------             -----------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Furman Selz SBIC Investments LLC                        13-3863604
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 / /  (a)
                                                                 / /  (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                               /  /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
           NUMBER OF
             SHARES            7     SOLE VOTING POWER
          BENEFICIALLY
            OWNED BY                 0 shares of Common Stock
             EACH
          REPORTING
          PERSON WITH         -------------------------------------------------
                               8     SHARED VOTING POWER

                                     798,055 shares of Common Stock
                              -------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                     0 shares of Common Stock
                             --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     798,055 shares of Common Stock
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          798,055 shares of Common Stock
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         /  /
-------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.9%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           OO
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------------             ------------------------------
CUSIP No. 317718302000                            Page  4
-------------------------------------             -----------------------------
-------------------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Furman Selz Investments LLC                               13-3863171
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                /  /(a)
                                                                /  /(b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                     /  /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
           NUMBER OF
            SHARES                     7  SOLE VOTING POWER
          BENEFICIALLY
           OWNED BY                       0 shares of Common Stock
              EACH
           REPORTING
          PERSON WITH                 -----------------------------------------
                                      8   SHARED VOTING POWER

                                          798,055 shares of Common Stock
                                      -----------------------------------------
                                      9   SOLE DISPOSITIVE POWER

                                          0 shares of Common Stock
                                      -----------------------------------------
                                      10  SHARED DISPOSITIVE POWER

                                          798,055  shares of Common Stock
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         798,055 shares of Common Stock
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 /  /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         OO
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------------             ------------------------------
CUSIP No. 317718302000                            Page  5
-------------------------------------             -----------------------------
-------------------------------------------------------------------------------

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           ING Furman Selz Asset Management LLC                      13-4038444
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   / / (a)
                                                                   / / (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  /  /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
          NUMBER OF
            SHARES               7   SOLE VOTING POWER
          BENEFICIALLY
           OWNED BY                  0 shares of Common Stock
             EACH
          REPORTING
          PERSON WITH           -----------------------------------------------
                                 8   SHARED VOTING POWER

                                     798,055 shares of Common Stock
                                -----------------------------------------------
                                 9   SOLE DISPOSITIVE POWER

                                     0 shares of Common Stock
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     798,055 shares of Common Stock
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           798,055 shares of Common Stock
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    /  /
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.9%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------------             ------------------------------
CUSIP No. 317718302000                            Page  6
-------------------------------------             ----------------------------
-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ING (U.S.) Financial Holdings, Inc.                        51-0262561
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      /  / (a)
                                                                     /  /  (b)
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                        /  /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
              NUMBER OF
               SHARES               7     SOLE VOTING POWER
            BENEFICIALLY
              OWNED BY                    0 shares of Common Stock
                EACH
             REPORTING
            PERSON WITH             --------------------------------------------
                                    8     SHARED VOTING POWER

                                          798,055 shares of Common Stock
                                    -------------------------------------------
                                    9     SOLE DISPOSITIVE POWER

                                          0 shares of Common Stock
                                    -------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          798,055 shares of Common Stock
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           798,055 shares of Common Stock
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       /  /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------------             ------------------------------
CUSIP No. 317718302000                            Page  7
-------------------------------------             -----------------------------
------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           ING BANK N.V.
-------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  /  /(a)
                                                                  /  /(b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                 /  /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands
-------------------------------------------------------------------------------
             NUMBER OF           7   SOLE VOTING POWER
               SHARES
            BENEFICIALLY             0 shares of Common Stock
              OWNED BY
                EACH
             REPORTING
            PERSON WITH        ------------------------------------------------
                                  8   SHARED VOTING POWER

                                      798,055 shares of Common Stock
                               ------------------------------------------------
                                  9   SOLE DISPOSITIVE POWER

                                      0 shares of Common Stock
                               ------------------------------------------------
                                 10   SHARED DISPOSITIVE POWER

                                      798,055 shares of Common Stock
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           798,055 shares of Common Stock
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 /   /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           BK
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------------             ------------------------------
CUSIP No. 317718302000                            Page  8
-------------------------------------             -----------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           ING GROEP N.V.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              / / (a)
                                                              / / (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                               / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands
-------------------------------------------------------------------------------
           NUMBER OF               7     SOLE VOTING POWER
            SHARES
          BENEFICIALLY
            OWNED BY                    0 shares of Common Stock
              EACH
           REPORTING
           PERSON WITH
                               ------------------------------------------------
                                 8     SHARED VOTING POWER

                                       798,055 shares of Common Stock
                               ------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       0 shares of Common Stock
                               ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       798,055 shares of Common Stock
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           798,055 shares of Common Stock
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 /  /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IC
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

The Statement on Schedule 13D, filed on November 12, 1996 (the "Schedule 13D") with respect to the shares of common stock, par value $0.0001 per share ("Common Stock"), of FIND/SVP, Inc., a New York corporation (the "Company"), is hereby amended, supplemented and restated as set forth below.

ITEM 1.  SECURITY AND ISSUER.

          This statement on Schedule 13D, Amendment No. 1, relates to the Common Stock of the Company.

ITEM 2.  IDENTITY AND BACKGROUND.

          Item 2 is hereby amended and restated as follows:

          This Statement is being filed on behalf of Furman Selz SBIC L.P. ("Furman Selz SBIC"), Furman Selz SBIC Investments LLC ("FS SBIC Investments"), Furman Selz Investments LLC ("FS Investments"), ING Furman Selz Asset Management LLC ("ING FS Management"), ING (U.S.) Financial Holdings, Inc. ("ING (U.S.) Financial Holdings"), ING Bank N.V. ("ING Bank") and ING Groep N.V. ("ING Groep") (collectively, the "Reporting Persons").

          ING Groep owns 100% of ING Bank, which owns 100% of ING (U.S.) Financial Holdings, which owns 100% and is the Managing Member of ING FS Management, which owns 100% and is the Managing Member of FS Investments, which owns 100% and is the Managing Member of FS SBIC Investments, which is the General Partner of Furman Selz SBIC.


          The following table provides certain information about each of the Reporting Persons.


                                Citizenship or State of            Principal Occupation OR
NAME AND ADDRESS                INCORPORATION/ORGANIZATION         BUSINESS
Furman Selz SBIC
55 East 52nd Street             Delaware                           Small Business Investment
New York, NY 10055-0002                                            Company

FS SBIC Investments
55 East 52nd Street             Delaware                           Holding Company
New York, NY 10055-0002

FS Investments
55 East 52nd Street             Delaware                           Holding Company
New York, NY 10055-0002

ING FS Management
230 Park Avenue                 Delaware                           Holding Company
New York, NY 10169

ING (U.S.) Financial Holdings
135 East 57th Street            Delaware                           Holding Company
New York, NY 10022

ING Bank
P.O. Box 810                    The Netherlands                    Bank
1000 AV
Amsterdam, The Netherlands

ING Groep
Strawinskylaan 2631             The Netherlands                    Insurance Company
1077 ZZ
Amsterdam, The Netherlands


          The name, business address, present principal occupation and citizenship of each executive officer and director of FS SBIC Investments and FS Investments are set forth on Appendixes A and B respectively on the Schedule 13D.

          The directors and executive officers of ING FS Management are the following:

         Timothy Schantz            President
         Edmund A. Hajim            CEO
         Robert Miller              Executive Vice President & CFO
         Kevin Cassidy              Executive Vice President
         Gerald Lins                General Counsel
         Joseph Kaminsky            Senior Vice President
         Wendy Prager               Vice President and Assistant Secretary
         Benjamin Emanuel           Vice President
         David Rutkin               Vice President

          The directors and executive officers of ING (U.S.) Financial Holdings are the following:

Directors:

         Michael Petrycki
         Wietze Prinsen
         Bart Staal

Officers:

       Fernando Gentil         President
       Bart Staal              Executive Vice President
       Joseph Kaminsky         Senior Vice President
       Benjamin Emanuel        Vice President
       David Rutkin            Vice President
       Andrew S. Durch         General Counsel, Secretary and Manading Director
       Mark Seffinger          Assistant General Counsel and Assistant Secretary
       Patrick Murphy          Assistant Secretary
       Edward Chow             Assistant Secretary

          The Executive Board of ING Bank is the following:

         E. Kist                            Chairman
         C. Maas                            Chief Financial Officer
         M. Tilmant                         Vice Chairman
         F.S. Hubbel
         J.M.H. Lindenbergh
         A.H.G. Rinnoy Kan
         D. Robbins


          The Executive Board of ING Groep is the following:

         E. Kist                            Chairman
         C. Maas                            Chief Financial Officer
         M. Tilmant                         Vice Chairman
         F.S. Hubbel
         J.M.H. Lindenbergh
         A.H.G. Rinnoy Kan
         D. Robbins


          (d) and (e). None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other individuals named have, within the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following thereto:

          As of November 12, 1996 (the date of the Schedule 13D), Furman Selz SBIC benefically owned 900,000 shares of Common Stock. Furman Selz SBIC did not exercise its option to purchase additional warrants prior to December 31, 1997 and thus beneficially owned 900,000 shares of Common Stock as of that date. From January 12, 2000 through February 11, 2000, Furman Selz SBIC sold an aggregate of 101,945 shares of Common Stock for a net price of $311,858.68.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to add the following thereto:

          As of November 5, 1999, the Company had 7,121,919 shares of Common Stock outstanding.

          (a) As of the date of this Statement, Furman Selz SBIC is the direct beneficial owner of 798,055 shares of Common Stock, or 9.9% of 8,021,919 shares of Common Stock (which includes the 7,121,919 shares of Common Stock outstanding on November 5, 1999 and the 900,000 shares of Common Stock beneficially owned by Furman Selz SBIC on November 5, 1999).

          (b) FS SBIC Investments, in its capacity as General Partner of Furman Selz SBIC, and each of FS Investments, ING FS Management, ING (U.S.) Financial Holdings, ING Bank and ING Groep, in their capacities as 100% shareholders of Reporting Persons, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Act, as amended) the Common Stock owned by Furman Selz SBIC. Each of such persons disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. In addition, each of such persons may be deemed to share with Furman Selz SBIC the power to vote or direct the vote and dispose or to direct the disposition of the shares owned beneficially by Furman Selz SBIC.

          (c) Schedule A hereto describes transactions in the Common Stock effected during the 60 days preceeding February 8, 2000 and subsequently to the date hereto.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 is hereby amended and restated as follows:

          Except as described in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any Common Stock of the Company including, but not limited to, transfer or voting of any of the Common Stock of the Company, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the Schedule 13D is hereby amended to read as follows:

          1. Joint Reporting Agreement and Power of Attorney executed by each of the Reporting Persons.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2000

                                      FURMAN SELZ SBIC L.P.


                                      By:   /s/ Brian P. Friedman
                                         Name:    Brian P. Friedman
                                         Title:   President of General Partner


                                      FURMAN SELZ SBIC INVESTMENTS LLC


                                      By: /s/ Brian P. Friedman
                                          Name:    Brian P. Friedman
                                          Title:   President


                                      FURMAN SELZ INVESTMENTS LLC


                                      By:  /s/ Brian P. Friedman
                                          Name:    Brian P. Friedman
                                          Title:   President


                                      ING FURMAN SELZ ASSET MANAGEMENT LLC


                                      By:  /s/ Robert Miller
                                         Name:    Robert Miller
                                         Title:   Executive Vice-President


                                      ING (U.S.) FINANCIAL HOLDINGS, INC.


                                      By: /s/ Robert Miller
                                          Robert Miller, under Power of Attorney


                                      ING BANK N.V.


                                      By: /s/ Robert Miller
                                         Robert Miller, under Power of Attorney

                                      ING GROEP N.V.


                                      By:  /s/ Robert Miller
                                         Robert Miller, under Power of Attorney

                            JOINT REPORTING AGREEMENT
                                       AND
                                POWER OF ATTORNEY



          WHEREAS, the statement or amended statement of Schedule 13D (the "Joint Statement") to which this joint reporting agreement and power of attorney (the "Agreement") is an exhibit is being filed on behalf of two or more persons (collectively, the "Reporting Persons"); and

          WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all of the Reporting Persons rather than individual statements on
Schedule 13D/A on behalf of each of the Reporting Persons;

          NOW THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

          1. Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

          2. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Joint Statement.

          3. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

          4. The undersigned agrees that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

          5. Each of Furman Selz SBIC, L.P., Furman Selz SBIC Investments LLC and Furman Selz Investments LLC hereby appoints Brian P. Friedman and James L. Luikart, and each of them individually, as attorneys-in-fact with authority to execute and deliver on behalf of it any and all documents (including any amendments thereto) required to be filed or otherwise executed and delivered by it pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

          6. Each of ING Furman Selz Asset Management LLC, ING (U.S.) Financial Holdings, Inc., ING Bank N.V. and ING Groep N.V. hereby appoints Robert Miller as attorney-in-fact with authority to execute and deliver on behalf of it any and all documents (including any amendments thereto) required to be filed or otherwise executed and delivered by it pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

          7. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Dated:  February 10, 2000

                                    FURMAN SELZ SBIC L.P.


                                    By: /s/ Brian P. Friedman
                                        Name:  Brian P. Friedman
                                        Title: President of General Partner


                                    FURMAN SELZ SBIC INVESTMENTS LLC


                                    By: /s/ Brian P. Friedman
                                        Name:  Brian P. Friedman
                                        Title: President


                                    FURMAN SELZ INVESTMENTS LLC


                                    By: /s/ Brian P. Friedman
                                       Name:  Brian P. Friedman
                                       Title: President


                                    ING FURMAN SELZ ASSET MANAGEMENT LLC


                                    By: /s/ Robert Miller
                                        Name:   Robert Miller
                                        Title:  Vice President

                                    ING (U.S.) FINANCIAL HOLDINGS, INC.


                                    By: /s/ Andrew Druch
                                       Name:   Andrew Druch
                                       Title:  Secretary


                                    ING BANK N.V.


                                    By: /s/ J.H.J. Houben
                                       Name:  J.H.J. Houben
                                       Title: Managing Principal


                                    By: /s/ P.F.M. Van Lierop
                                       Name:  P.F.M. Van Lierop
                                       Title: Senior Legal Advisor


                                    ING GROEP N.V.


                                    By: /s/ J.H.J. Houben
                                       Name:  J.H.J. Houben
                                       Title: Managing Principal

                                                            Schedule A

 Date of Sale        No. Of shares of Common       Approximate Sale Price
                            Stock Sold             Per Share Of Common Stock
                                                   (Exclusive of Commissions)

    1/12/00                  20,000                          $3.0156
    1/14/00                   5,000                          $2.8125
    1/18/00                   2,500                          $2.4375
    1/19/00                  11,000                          $2.5515
    1/21/00                   5,945                          $2.6250
    1/24/00                   5,000                          $2.2500
    1/25/00                   3,000                          $3.1875
    1/26/00                   9,500                          $3.2664
    1/28/00                   1,000                          $3.1250
    1/31/00                   4,000                          $3.1875
    2/8/00                   20,000                          $3.2656
    2/10/00                  15,000                          $3.3125